Pernix Group, Inc.

151 E. 22nd Street, Lombard, Illinois 60148

April 29, 2014

United States Securities and Exchange Commission

Craig Slivka

Division of Corporation Finance

100 F Street

Washington, D.C. 20549-4631

RE:                           Pernix Group, Inc.

Registration Statement on Form S-1/A

Filed April 25, 2014

File No. 333-194860

Dear Mr. Slivka:

In our correspondence letter to the Securities and Exchange Commission dated April 25, 2014, we had requested that the effective date of the Registration Statement on Form S-1/A (File No. 333-194860) of Pernix Group, Inc., originally filed with the SEC on March 28, 2014 as amended on April 25, 2014, be accelerated so that such Registration Statement, as amended, shall become effective on or before Thursday, May 1, 2014.

At this time, we respectfully withdraw the aforementioned request. The Company may submit another request for an accelerated effective date after we have fully addressed all concerns the Commission may have pertaining to the Registration Statement as amended.

Best Regards,

By:	/s/ Nidal Z. Zayed

Nidal Z. Zayed, President, Chief Executive Officer

By:	/s/ Gregg D. Pollack

Gregg D. Pollack, Vice President — Administration and Chief Financial Officer

By:	/s/ Carol Groeber

Carol Groeber, Controller and Principal Accounting Officer

Cc: Mr. Leland Benton

United States Securities and Exchange Commission

Division of Corporation Finance

Washington, D.C. 20549-4631

cc: Via E-Mail

David J. Kaufman, Esq.

Thompson Coburn LLP

55 East Monroe Street

37th Floor

Chicago, IL 60603